

Mail Stop 3720

July 10, 2017

Paul Zepf
Chief Executive Officer
Global Partner Acquisition Corp.
1 Rockefeller Plaza, 11th Floor
New York, NY 10020

> **Re: Global Partner Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 3, 2017**
> **File No. 001-37523**

Dear Mr. Zepf:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Questions and Answers About the Special Meeting, page 5

What is being voted on?, page 5

1.   Disclose the percentage of public shares that would need to be redeemed in order for the trust account to fall below the $5,000,001 of net tangible assets required to effect a business combination.

Why is the Company proposing the Extension Amendment Proposal and the Trust Amendment Proposal?, page 6

2.   We note your statement that you currently anticipate entering into an agreement with one of your prospective targets, but that you may not be able to consummate a business combination given the actions that must occur prior to closing. Discuss in greater detail the potential agreement with the prospective target, including the stage the agreement is

in, whether you have a single prospective target, and the length of time negotiations have been occurring.

How do the Company insiders intend to vote their shares?, page 9

3.   Please disclose here and under "Required Vote" on page 27 whether your management or any affiliates of the company intend to buy shares of common stock in the open market and/or through negotiated private purchases to vote such shares in favor of these proposals.

What interests do the Company's Sponsor, directors and officers have in the approval of the proposals?, page 13

4.   To provide context, please disclose the number of Founder Shares and Placement Warrants held by your Sponsor and the amount paid for them. Clarify that the Founder Shares and Placement Warrants would be worthless if a business combination is not consummated. Also disclose the current amount of outstanding loans.

Who is paying for this proxy solicitation?, page 15

5.   We note your statement that you are bearing the costs of the proxy solicitation. Please revise your disclosure to clarify what funds the company is using to complete this solicitation and indicate the impact such expenses may have on the amount of working capital available to the company during the possible extension period and following the consummation of any future merger transaction.

6.   We note that you may also solicit stockholders by telephone or other electronic means. All written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Exchange Act Rule 14a-6(b) and (c). Please confirm your understanding of these requirements in your response.

Trust Amendment Proposal, page 18

7.   We note that the provisions of your Investment Management Trust Agreement may only be changed, amended, or modified by the written consent of each party to the agreement. Please disclose whether each of these parties has consented to the proposed modification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications